ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Statement of Financial Condition

As of December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Rothschild & Co US Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rothschild & Co US Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

New York, New York
March 7, 2024

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

As of December 31, 2023

Table of Contents

	Pages
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2–10

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	107,445,900
Advisory fees receivable, net		21,431,300
Receivables from related parties, net		7,628,400
Securities owned, at fair value		20,525,300
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,539,900)		5,854,000
Deferred taxes		41,967,300
Prepaid expenses and other assets		2,495,000
Taxes receivable		144,800
Total assets	$	207,492,000

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	116,209,200
Payables to related parties		6,883,100
Total liabilities		123,092,300
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		106,965,500
Retained deficit		(22,574,400)
Total stockholder's equity		84,399,700
Total liabilities and stockholder's equity	$	207,492,000

See accompanying notes to statement of financial condition.

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

(1)   Organization

Rothschild & Co US Inc. (the Company) is a wholly-owned subsidiary of Rothschild & Co North America Inc. (the Parent, which is an indirect subsidiary of Rothschild & Co (the ultimate parent)). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers & acquisitions, restructuring, debt advisory, and equity advisory.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b)   Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $96,072,500 and money market funds of $11,373,400. All the Company's cash and cash equivalents are held at three major financial institutions and therefore are subject to the credit risks of the financial institutions.

(c)   Securities Owned, at Fair Value

Securities transactions are recorded on a trade-date basis at fair value. Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value and establishes a consistent framework for measuring fair value in accordance with U.S. GAAP. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's statement of financial condition.

(d)   Advisory Fees Receivable, net

As of December 31, 2023, advisory fees receivable, net, includes $2,036,600 of accrued fees and $894,700 of unbilled expenses. Receivables are shown net of an allowance for doubtful accounts of $594,200.

The Company's advisory fee receivables are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

2

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

The activities in the Company's allowance for doubtful accounts are as follows:

Balance at December 31, 2022	$	504,800
Provision for doubtful accounts		1,277,100
Write-offs		(1,123,100)
Recoveries		(64,600)
Balance at December 31, 2023	$	594,200

(e)   *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the Parent in its consolidated or combined tax return with a cash settlement at that time. The Company considers the Parent and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net operating losses or capital losses recoverable in the consolidated or combined tax returns. For the year ended December 31, 2023, the Company recorded $2,401,200 related to taxes paid on behalf of affiliates and refunds due from the parent which are included in receivables from related parties, net on the statement of financial condition. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f)   *Equipment, furniture and leasehold improvements*

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, three or seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease. Right-of-use (ROU) assets related to leases are amortized over the life of the lease. The Company does not have any ROU assets on its statement of financial condition.

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

(g)   *Use of Estimates*

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (including the recognition of deferred tax assets) and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and the differences may be material.

(h)   *Indemnifications*

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of material loss to be remote.

(3)   Fair Value Measurements

Fair value measurements are defined by ASC 820 which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to its Fidelity and Charles Schwab money market accounts and securities owned, and to determine the amounts included in fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

| | 2023 | | | |
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash and cash equivalents (money market funds) $	11,373,400	-	-	11,373,400
Securities owned, at fair value				
Equity securities	20,525,300	-	-	20,525,300
Total assets at fair value $	31,898,700	-	-	31,898,700

The following table represents the Company's fair value hierarchy for those financial assets and liabilities not carried at fair value as of December 31, 2023. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

| | 2023 | | | |
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash and cash equivalents	$ 96,072,500	-	-	96,072,500
Advisory fees receivable, net	-	21,431,300	-	21,431,300
Receivables from related parties, net	-	7,628,400	-	7,628,400
Taxes receivable	-	144,800	-	144,800
Total assets at fair value	$ 96,072,500	29,204,500	-	125,277,000
Liabilities:				
Payable to related parties	$ -	6,883,100	-	6,883,100
Accounts payable and accrued expenses	-	116,209,200	-	116,209,200
Total liabilities at fair value	$ -	123,092,300	-	123,092,300

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

(4) Income Taxes

The Company's deferred tax asset is comprised of:

Deferred tax assets and liabilities:		
NOL Carryforward	$	29,329,300
Deferred compensation		11,070,800
Accrued compensation		2,066,400
Depreciation and amortization, net		(121,700)
Unrealized gain or loss on investment		(456,700)
Allowance for doubtful accounts		(85,800)
Other		165,000
Net deferred tax asset	$	41,967,300

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. The Company believes that the deferred tax asset is more likely than not realizable because it has a history of earnings and has performed a comprehensive analysis of the factors underpinning the deferred tax asset as well as the company's projected future profitability, growth and ability to utilize those assets within the next three years. Based on management's evaluation, no valuation allowance has been recorded as of December 31, 2023.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At December 31, 2023, accounts payable and accrued expenses include gross unrecognized tax benefits of $0.

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at December 31, 2023 will change significantly within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2020 to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2020 to present are open to examination by New York State tax authorities. Tax years for 2020 to present are open to examination by New York City tax authorities.

As of December 31, 2023, we have available, for tax return purposes, unused federal NOLs of $115,367,000 which can be carried forward indefinitely and unused state NOLs of $74,225,500, which

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

primarily relate to New York State, New York City and California and will expire in various years from 2035 to 2043.

(5) Rothschild & Co Equity Scheme

In 2021, Rothschild & Co implemented the "2021 Rothschild & Co Equity Scheme (EQS21)" ("Equity Scheme" or "EQS") which promoted the alignment of interest between the Rothschild & Co ("R&Co") shareholders and the plan participants, by awarding R&Co stock options to the participants in conjunction with a participant's investment in R&Co shares.. Upon vesting, the Company delivered the R&Co shares to participants. There were no new purchases of stock in 2023. In 2023, R&Co was taken private and the Company sold all remaining EQS shares. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

EQS investments made by participants in R&Co shares vest at the end of four years .The Company's obligation to deliver the R&Co stock (upon vesting) is accounted for as a liability in accordance with ASC 718, *Compensation – Stock Compensation.* During the year ended December 31, 2023, the Company recorded $111,400 of credits to accounts payable and accrued expenses relating to the vesting of benefits under all EQS plans.

To economically hedge the Company's obligation to deliver R&Co shares in the future, the Company historically purchased shares of R&Co stock at the time of plan inception equal to the number of shares required to be delivered upon vesting. There were no new purchases of stock in 2023 related to EQS plans. The fair value of all R&Co EQS stock investments was $0 as of December 31, 2023 as it sold all shares due to the privatization of R&Co.

For each R&Co share investment made by participants in EQS21, R&Co granted four R&Co stock options with different strike prices. The options vested over one, two, and three years, respectively. Upon vesting, R&Co delivered the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. There were no new options granted in 2023. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended December 31, 2023, the Company recorded $161,100 of credits to additional paid-in-capital relating to the vesting of these options.

In addition to the EQS plans, the "Non-Cash Instrument 2022 Plan" (NCI22) was launched in 2022. In accordance with the European Capital Requirements Directive, a proportion of the deferred amount of variable compensation awarded to "Regulated Persons" across the R&Co group were settled in non-cash instruments ("NCI") – i.e. R&Co share awards. R&Co determined that two employees from the Company were Regulated Persons and thus were required to place a portion of their deferred compensation into the NCI22 plan. The share-deliveries vest over a period of one to four years and there are no stock options awarded to the participants. In 2023, R&Co was taken private and the Company sold all remaining NCI shares so the employees are now compensated based on the concept of notional shares which are not hedged against.

The total amount of deferred compensation contributed toward the purchase of NCI23 R&Co notional stock was $715,000 or 14,138 shares during the year ended December 31, 2023. As the Company is no

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

longer economically hedging the Company's obligation to deliver R&Co shares in the future, the Company purchased no additional shares of R&Co stock in 2023.

(6)   Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at December 31, 2023 was $34,034,100, associated with mandatory deferred compensation plans for employees and $61,139,000, related to current year bonuses that were not subject to deferral and will be substantially paid in March 2024. The total deferred compensation disbursements for 2023 were $58,175,500. As of December 31, 2023, mandatory deferred compensation plan benefits expected to be paid are as follows: $18,451,300 in 2024, $24,888,200 in 2025, $13,251,400 in 2026 and $5,261,800 in 2027 and beyond.

Effective for the year ended December 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. For those deferrals related to years prior to 2021, compensation subject to mandatory deferral currently earns interest at three-month US SOFR (Secured Overnight Financing Rate), adjusted quarterly. However, beginning with the mandatory deferral related to 2021 bonus, employees with mandatory deferrals can choose whether they want to earn interest or invest in the notional investment deferral option. Under the notional investment deferral option, compensation subject to mandatory deferral is notionally invested in a selection of mutual funds, the allocation of which is selected by each participant.

One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd, and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. For those employees identified as Regulated Persons, a proportion of variable compensation is deferred over four years, with part of this deferral awarded as non-cash instruments.

(7)   Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Facilities, Finance, Information Technology, Risk, Human Resources, Procurement, and Compliance).

Receivables from and payables to related parties are recorded gross, by entity, and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs, and vendor out-of-pocket expenses.

On November 9, 2023 and December 28, 2023, Rothschild & Co North America Inc. made capital contributions of $6,000,000 and $15,000,000, respectively, into the Company.

(continued)

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2023

(8) Commitments and Contingencies

(a) Commitments

In September 2012, the Parent entered into a sixteen-year agreement for a headquarter facility in New York. The Parent allocates, on a square -foot basis, monthly rental expense to the Company. The Parent leases additional facilities throughout the US.

The minimum future annual base-rental cash payments associated with the leases above are as follows:

Year		Amount
2024	$	10,436,100
2025		11,106,600
2026 and beyond		41,727,100
	$	63,269,800

The rental commitments above are covered by a cost sharing agreement between the Company and the Parent, where the Company has agreed to reimburse the Parent for all costs associated with the leased spaces. The Company has not issued any guarantees of payment in the event of a default by the Parent to the lessor.

As of December 31, 2023, the gross estimated minimum future compensation commitments are as follows: $7,781,900 related to 2024, and $8,559,100 related to 2025 and $7,947,500 related to 2026 and beyond. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(continued)

(9)   Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At December 31, 2023, the Company had net capital of $8,245,300 which was $7,995,300 in excess of its required minimum net capital of $250,000. The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company met the exemption provisions of Paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and is also filing an exemption report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

(10)   Subsequent Events

The Company has evaluated subsequent events for the period from January 1, 2024 through March 7, 2024, the date which the accompanying statement of financial condition was issued. There are no material events that management is aware of that would require recognition or disclosure.